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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-38759



                               ARMOR HOLDINGS, INC.
                             SUPPLEMENT TO PROSPECTUS
                             DATED DECEMBER 17, 1997


An aggregate of 210,460 shares of Common Stock covered by this Prospectus were issued recently to Nicholas Del Rosso, Tom Crowley, Susan Karen Crowley, Tom Crowley as base trustee for Frances Cait Crowley, and Susan Crowley and Coutts & Co. as trustees of The Crowley 1998 Settlement (collectively, the "Sellers") in connection with the acquisition by the Company of all of the issued and outstanding capital stock of CDR International Limited, a corporation organized under the laws of England ("CDR"). The dollar amount of CDR's revenues and assets are not significant to the financial condition or results of operations of the Company, and the 210,460 shares issued to the Sellers represents approximately 1.3% of the Company's issued and outstanding stock. The shares of Common Stock issued to the Sellers may be offered from time to time as described under "Selling Stockholders".

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used in this Prospectus Supplement but not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

              The date of this Prospectus Supplement is June 24, 1998